NewsRelease

TransCanada Recognized for Transparency in
Climate Change Reporting

Calgary, Alberta, November 9, 2015 – For the fourth year in a row, TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has been identified as a leader for the quality of climate change related information it has disclosed to investors and the global marketplace. This recognition comes from CDP, the international not-for-profit that drives business and government action on climate change.

TransCanada was awarded a position on the Canada Climate Disclosure Leadership Index (CDLI), released earlier today, in the Canada edition of CDP’s annual global climate change report. The news comes three weeks ahead of COP21, the UN climate change conference in Paris where international leaders will meet to discuss a global deal to reduce carbon emissions and limit temperature warming.

“We recognize the importance of maintaining transparency and disclosure as we continue to deliver the energy North Americans need each day in a safe and environmentally responsible manner,” said Kristine Delkus, TransCanada executive vice-president, Stakeholder Relations and General Counsel. “That’s why we’ve publicly documented our approach to managing greenhouse gas emissions and other climate change-related activities for nearly 20 years. It matters to our stakeholders, and it matters to us.”

TransCanada earned its score of 99B on the index by disclosing high-quality carbon emissions and energy data through CDP’s climate change program. The reported data was independently assessed against CDP’s scoring methodology and marked out of 100. Organizations graded within the top 10 per cent constitute the CDLI.

At the request of 822 investors representing US$95 trillion in assets, thousands of companies submit annual climate disclosures to CDP. Top scores indicate a high level of transparency in the disclosure of climate change related information, providing investors with a level of comfort to assess corporate accountability and preparedness for changing market demands and emissions regulation.

Paul Dickinson, executive chairman and co-founder of CDP said, “As the world looks beyond the Paris climate change negotiations and prepares for a low carbon future, reliable information about how companies are responding to the transition will be ever more valuable. For this reason we congratulate those businesses that have achieved a position on CDP’s Climate Disclosure Leadership Index.”

This fall, TransCanada also earned a position on the Dow Jones Sustainability Index (DJSI) World and North America indices, with scores above the DJSI industry average in almost every category in the economic, environmental and social dimensions. Last week, the company also received a ranking on Canada’s Top 100 Corporate R&D Spenders List by Research Infosource Inc., Canada’s Source of R&D Intelligence, for its industry-leading research and development program that is focused on improving the safety and efficiency of its pipeline and power generation operations.

“In conducting our business, we focus on achieving top environmental performance, operating sustainably and delivering positive socioeconomic outcomes to our stakeholders,” said Delkus.

As well as its $5 billion emission-less energy portfolio, TransCanada has a multi-decade legacy of investing in research and innovation to manage greenhouse gas emissions from its pipeline assets. These investments into new technology complement the company’s management programs for its natural gas and liquids pipelines, which remain the safest and most efficient method for transporting energy to North Americans.

CDP’s annual global climate change report, along with the climate scores of all companies publicly taking part in CDP’s climate change program this year, is available on CDP’s website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522